Nueva Oil & Gas Corporation
Suite 700, 444 – 5th Avenue SW
Calgary, AB T2P 2T8

February 10, 2012

Rainchief Energy Inc.
885 West Georgia Street, Suite 1500
Vancouver, BC V6C 3E8
Attention: Brad Moynes, President

Re: Farmout Agreement
Gulf Jensen, New Mexico

Further to our various discussions, this letter reflects the terms upon which Nueva Oil & Gas Corporation ("Nueva") is prepared to farm out certain interest in the Lands to Rainchief Energy Inc. ("Rainchief").

1. Definitions:
Each capitalized term used in this Farmout Agreement will have the meaning given to it in the Farmout & Royalty Procedure attached hereto as Exhibit B, and in, addition:

(a) "Amato Agreement" means the agreement dated December 7, 2011 between Amato and Nueva;

(b) "Amato" means Amato Exploration Ltd.;

(c) "Contract Depth" means a depth mutually agreed to by the Farmee and Farmor prior to the Test Well being proposed.

(d) "Farmee" means Rainchief as to a 90 % working interest after fulfillment by Rainchief of the requirements set forth herein in sub paragraphs 3(a) to (e) inclusive;

(e) "Farmor" means Nueva as to 10% working interest after fulfillment by Rainchief of the requirements set forth herein in sub paragraphs 3(a) to (e) inclusive;

(f) "Lands" shall have the meaning given thereto in the Amato Agreement;

(g) " Mutual Interest Lands" means the Area of Mutual Interest as shown outlined in red on the attached Exhibit "D"; and

(h) "Test Well" means the first Test Well to be drilled on the Lands.

2. Schedules

The following Schedules are attached hereto and made part of this Farmout Agreement:

(a) Exhibit "A" which describes the Operating Procedure;
(b) Exhibit "B" which is the Farmout and Royalty Procedure;
(c) Exhibit "C" which is the Amato Agreement; and
(d) Exhibit "D" Mutual Interest Lands

3. Farmin Procedure.

(a) Farmee shall within five (5) days of execution of this Farmout Agreement pay Farmor US $50,000.00;

(b) Upon payment in accordance with paragraph 3(a) above, Farmor shall on or before January 29, 2012 advise Amato of the election to be made pursuant to clause 4(a) of the Amato Agreement;

(c) Farmee shall prior to March 1, 2012 pay Farmor 100% of the anticipated cost of the initial seismic program to be shot on the Lands as contemplated under clause 4(a) of the Amato Agreement;

(d) Should Farmor and Farmee jointly elect to shoot Additional Seismic (as such term is defined in the Amato Agreement) pursuant to clause 4(b) of the Amato Agreement, Farmee shall pay Farmor 100% of the cost of the Additional Seismic within thirty (30) days of Farmor exercising the right to make such election to Amato under the terms of the Amato Agreement;

(e) Farmee shall pay Farmor US $75,000.00 within five (5) days should Farmee elect to acquire a 90 percent working interest in the lands following completion the initial seismic program or the Additional Seismic as the case may be upon which Farmor shall then immediately use such funds to exercise its rights under clause 5(b) of the Amato Agreement to purchase the interest in the Lands under the Amato Agreement and thereupon, Farmee shall have earned 90% of the Farmor's 100% working interest in the Lands , subject to existing encumbrances; and

(f) Notwithstanding clauses 3(b) to 3(e) above should Farmor elect under clause 4 (d) of the Amato Agreement to purchase the Amato interest, Farmee shall within five (5) days of such election pay Farmor US $75,000.00 and thereupon, Farmee shall earn 90% of the Farmor's interest in the lands, subject to existing encumbrances: and

(g) Farmor and Farmee shall then mutually decide to shoot a seismic program on the lands and Farmee shall pay 100% of the cost of this seismic program and any Additional Seismic to be shot. Upon completion of the seismic program or Additional Seismic Famor and Farmee shall drill a Test Well as outlined in clause 3(h).

(h) Upon the Farmee acquiring the interest in accordance with paragraph 3(a) above, the Farmor and the Farmee shall, within 120 days thereof, unless otherwise mutually agreed in writing, spud the first Test Well at a location of the Farmor's choice on the Lands. Farmee shall pay 100% and Farmor shall pay 0% of the cost and expense to

drill the Test Well to Contract Depth and complete and or abandon the well pursuant to provisions Article 3.00 of the Farmout and Royalty Procedure.

4. Area of Mutual Interest

Article 8.00 of the Farmout and Royalty Procedure will be in effect from the Effective Date until January 30, 2013. Subject to that Article, the Parties will have the right to participate in an acquisition of Mutual Interest Lands in the following percentages: Rainchief 90%, Nueva 10%.

5. Operating Procedure

Upon Farmee earning its interest pursuant to clause 3 above, the Operating Procedure attached hereto to Exhibit "C" will govern operations between Farmee and Farmor with Nueva as operator.

6. Counterpart Execution

This Farmout Agreement may be executed in counterpart. All of those executed counterpart pages when taken together will constitute the agreement.

7. Amendment to the Limitations Act

The two year period for seeking a remedial order under section 3(1)(a) of the *Limitations Act*, s.a. 1996 c. L-15.1, as amended, for any claim (as defined in that *Act*) arising in connection with this Agreement is extended to:

a. for claims disclosed by an audit, two years after the time this agreement permitted that audit to be performed ; or

for all other claims, four years.

If the above reflects your understanding of the terms and conditions agreed upon respecting this Farmout Agreement please sign and return the counterpart pages to the undersigned for distribution to all parties.

Yours truly,
Nueva Oil & Gas Corporation

Norman Mackenzie, President

Agreed to this 10th day of February, 2012.

RAINCHIEF ENERGY INC.

Brad Moynes, President

C:\Common\ALICE\Norman M\NUEVA\FarmoutAgt-Final GullJemez\NM-KEEPTHIS.doc

Exhibit "A"

To an Agreement dated December 27, 2011 between Nueva Oil & Gas Corporation and Rainchief Energy Ltd.

Operating Agreement

OPERATING PROCEDURE

1990 CAPL OPERATING AGREEMENT

I. Operator: Apex Energy (Canada) Inc.

II. Insurance Clause 311: A (Recoverable from Participants)

III Marketing Fee Clause 604: A Replace 2.5% with 3%

IV Casing point election: A

V Penalty for Independent Operations Clause 1007;

(a) Development wells 300%

(b) Exploratory wells500%

VI Title Preserving Wells Clause 1010; (a) (iv) 120 days

VII Disposition of Interests Clause 2401: A

VIII Recognition Upon Assignment Clause 2404: deleted and replace by CAPL Assignment Procedure

PASC (revised) 1988 ACCOUNTING PROCEDURE

I. Operating: Advances Clause 105:10% of an approved forecast of expenditures

II Approvals Clause 110: 2 or more parties totaling 66%

III Labour 202(b)(1) and 202(b)(2)

202(b)(1) second Level Supervisors shall __/shall not X be chargeable
202(b)(2) Technical Employees shall __/shall not X be chargeable

IV Employee Benefits Clause 203(b): 22%

V Warehouse Handling Clause 217 (a)(1):
2.5% for tubular goods 50.8cm and over; and each other item of material having a new price in excess of $5,000.00
Clause 217(a)(1): 5% of the cost of all other materials

VI Overhead:

I. Clause 302

(a) For each Exploratory Project

1) 5% of first $50,000.00
2) 3% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(b) For each drilling well

1) 3% of first $50,000.00
2) 2% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(c) For each Construction Project

1) 5% of first $50,000.00
2) 3% of next $100,000.00
3) 1% of cost exceeding 1) and 2)

(d) For Operation and Maintenance

1) __ % of the cost of Operations and Maintenance of the Joint Property and:
2) $400.00 per producing well per month: or
3) $__ flat rate per month for producing, injection and water source operations.

The rate in sub clause (d)(2) and /or (d)(3) herein will X / will not __ be adjusted

VII Pricing of Joint Material Purchases, Transfers and Dispositions (Article IV):
$25,000.00 for requiring approval

VIII Periodic inventories Clause 501: 5 year intervals

Exhibit "B"

To an Agreement dated December 27, 2011 between Nueva Oil & gas Corporation and Rainchief Energy Inc.

Farmout and Royalty Procedure Elections and Amendments

1. Effective date (subclause 1.01(f)- December 09, 2002

2. Payout (subclause 1.01(t), if article 6.00 applies- Alternate A- N/A
   Alternate B-_____

   Alternate B options, if applicable- XXXm3 of equivalent production and __ Years

3. Incorporation of Clauses from 1990 CAPL Operating Procedure (clause 1.02)

   (i) Insurance Alternate A X__ Alternate B___

4. Article 4.00 (option wells) will___/will not __X__ apply.

5. Article 5.00 (overriding royalty) will___/ will not__X__ apply.\

6. Quantification of (Overriding Royalty) (subclause 5.01A, if applicable)

   i) Crude oil (a) - Alternate -_N/A_
   - if Alternate 1 applies____%
   - if Alternate 2 applies, 1/150, min 5% max 12%

   ii) Other (b) - if Alternate __N/A__
   - if Alternate 1 applies ___%
   - if Alternate 2 applies ___ in (i) and ____ in (ii)

7. Permitted Deductions (subclause 5.04B, if applicable)- Alternate-_____

8. Article 6.00 (conversion of Overriding Royalty)- will___ / will not_X__ apply
   If article 6.00 applies, conversion to of Working Interest in Subclause 6.04A

9. Article 8.00 (Area of Mutual Interest)- will_X__ / will not____ apply

10. Reimbursement of Out of Pocket Costs (Surface lease acquisition and Construction Costs and Land maintenance Cost (clause 11.02) will___/ will not __X_ Apply.

Exhibit "C"

To an Agreement dated December 27, 2011 between Nueva Oil & Gas Corporation and Rainchief Energy Inc.

(see attached Agreement)

Exhibit "D"

To an Agreement dated December 27, 2011 between Nueva Oil & Gas Corporation and Rainchief Energy Inc.

AREA OF MUTUAL INTEREST

(see attached Plat)



Legend
Prospect_Otln
Mineral_Owner
Status
Agreement Pending
Agreed to Terms on 1/2 int.
1/2 interest Leased
Agreed to Terms
Leased
Lease Mailed
USA
12-1
7-1
7-2
8-1
8-2
7-3
7-4
8-3
8-4
13-2
13-1
18-1
17-1
17-2.1
17-2.2
13-3
13-4
18-2
17-3
17-4
34
35
9
16
24
19
20
21
25
30
29
28